BPD 4/16

09040680

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR -9 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nasdaq Options Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York (City) **NY** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manny Alicandro **212-401-8982**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __A. Manny Alicandro, and I, Christopher Concannon___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___Nasdaq Options Services, LLC (the "Company")__ ___, as of _December 31___, 2008_, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A. Manny Alicandro
Signature

Chief Compliance Officer
Title

Signature

President
Title

Notary Public

KELLI J. BUFORD
Notary Public, State of New York
No. 01-BU6094380
Qualified in Bronx County
My Commission Expires on June 16, 2011

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

February 24, 2009

Ernst & Young LLP

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	4,870,863
Deposits with clearing organizations		321,985
Other assets		29,638
Total assets	$	5,222,486
Liabilities and member's equity		
Liabilities:		
Accrued liabilities	$	3,915
Accrued compensation and benefits		35,117
Payables to affiliates		422,225
Total liabilities		461,257
Member's equity		4,761,229
Total liabilities and member's equity	$	5,222,486

See accompanying notes to the Statement of Financial Condition.

1. Nature of Business

NASDAQ Options Services, LLC, or the Company, is a wholly-owned subsidiary of Norway Acquisition, LLC, which is a wholly-owned subsidiary of The NASDAQ Stock Market LLC. The NASDAQ Stock Market LLC is the parent company of The NASDAQ Options Market, or the Exchange. The Company operates solely as the routing broker for the Exchange. The NASDAQ OMX Group, Inc., or NASDAQ OMX, is a holding company that operates The NASDAQ Stock Market LLC as its wholly-owned subsidiary. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes in the Exchange and other national options exchanges. The Company has no customers and accepts orders from one user, the Exchange, as part of its core routing brokerage business. Since March 31, 2008, the Company has and continues to operate solely as the routing broker-dealer for the Exchange. The Company is self-clearing and maintains an account at the Options Clearing Corporation, or OCC, and at the National Securities Clearing Corporation, or NSCC.

Activity and Regulation of NASDAQ Options Services, LLC

The Company currently operates as the Exchange's routing broker-dealer for sending orders in exchange-listed options from The Nasdaq Options Market to other venues for execution in accordance with member order instructions and requirements. The Company also clears all routed trading activity in options listed on the Exchange directly with the OCC. All routed and executed trades are sent to the OCC by the exchange on which the trade was executed or by the Exchange. However, any trades that are executed on the Chicago Board Options Exchange, or CBOE, are sent through Penson Financial Services, Inc., or Penson, since the Company is not a member of the CBOE. The Company has a Clearing Member Trading Agreement, or CMTA, with Penson, which allows Penson to transfer the executions resulting from these trades to the Company's clearing account at the OCC. In the event the order is for a security not listed on the Exchange, the position is transferred to the firm that entered the order via a CMTA, with Penson, if the order is sent to the CBOE or if the order is routed to any other exchange, it is transferred by the Company itself.

The Company is registered as a broker-dealer with the Securities and Exchange Commission, or SEC, and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of The Nasdaq Options Market, The Nasdaq Stock Market, Financial Industry Regulatory Authority, or FINRA, NYSE Alternext (formerly the American Stock Exchange), Boston Stock Exchange, International Securities Exchange, NYSE ARCA, and NASDAQ OMX PHLX. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization, or SRO.

1. Nature of Business (continued)

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. Prior to March 31, 2008, the Company did not process any trades.

2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of the Company's statement of financial condition , in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at acquisition to be cash equivalents. At December 31, 2008, cash equivalents consisted of $2,806,540 of investments primarily in money market mutual funds held at a major U.S. financial institution.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent funds held at Penson and NSCC for settlement of trades and deposits also held at the OCC and Depository Trust Company, or DTC.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When the market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and accounts payable in the Statement of Financial Condition and there were no positions related to securities owned and securities sold, not yet purchased at December 31, 2008.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's operating results are included in the consolidated federal income tax return and certain combined state income tax returns filed by NASDAQ OMX. We use the asset and liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," or SFAS 109, to provide income taxes on all transactions recorded in the Company's financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Related Party Transactions

Certain expenses of the Company are settled on the Company's behalf by NASDAQ OMX and its other subsidiaries. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to or from affiliates.

The Company operates solely as the routing broker for the Exchange. Under the Services Agreement, the Exchange agrees to pay the Company pass through costs incurred in routing orders to external destinations for the Exchange, as well as other broker-dealer related expenses. These expenses include OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay for all routing services provided to the Exchange and results in amounts due fro affiliates.

4. Income Taxes

The Company's operating results are included in the consolidated federal income tax return and certain combined state income tax returns filed by NASDAQ OMX. For tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of NASDAQ OMX.

No tax returns are currently under examination by the Internal Revenue Service and the respective state tax authorities. We remain subject to audits for years 2005-2008.

5. Net Capital Requirements and Member's Equity

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $4,655,460, which was $4,405,460 in excess of its required net capital of $250,000. Under the clearing arrangement with the clearing broker, and the agreements made with the OCC, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. The OCC's requirement is $2,000,000 and at December 31, 2008, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii).

6. Commitments and Contingent Liabilities

Brokerage Activities—In accordance with Financial Accounting Standards Board Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements will be unlikely. Accordingly, no contingent liability will be recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters – The Company is subject to periodic regulatory audits, inspections and investigations.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs, and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

6. Commitments and Contingent Liabilities (continued)

Risks and Uncertainties—As discussed above, the Company, as a broker-dealer, acts as principal to the transactions executed through The Nasdaq Options Market, which exposes the Company to clearance and settlement risks.

7. Fair Value of Financial Instruments

The majority of our assets and liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include cash and cash equivalents, deposits with clearing organizations, other assets, accrued liabilities, accrued compensation and benefits and payables to affiliates. The carrying amounts reported in the statement of financial condition for the above financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

NASDAQ Options Services, LLC
December 31, 2008
with Report of Independent Registered Public Accounting Firm